UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 29, 2023

BRIDGETOWN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39623	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o 38/F Champion Tower

3 Garden Road, Central

Hong Kong

(Address of principal executive offices)

Registrant’s telephone number, including area code: +852 2514 8888

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share and one-third of one Redeemable Warrant	BTWNU	The Nasdaq Stock Market LLC
Class A Ordinary Shares, par value $0.0001 per share	BTWN	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	BTWNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

As previously disclosed in the Current Report on Form 8-K filed by Bridgetown Holdings Limited ( “Bridgetown”) with the Securities and Exchange Commission (the “SEC”) on May 25, 2023, Bridgetown entered into a Business Combination Agreement, dated as of May 25, 2023, (the “Business Combination Agreement”, and the transactions contemplated by the Business Combination Agreement, the “Business Combination”) with MoneyHero Limited, a Cayman Islands exempted company limited by shares (“PubCo”), Gemini Merger Sub 1 Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”), Gemini Merger Sub 2 Limited, a Cayman Islands exempted company limited by shares and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”) and CompareAsia Group Capital Limited, a Cayman Islands exempted company limited by shares (the “Company”).

The Business Combination is further described in Bridgetown’s definitive proxy statement, dated September 26, 2023, contained in the registration statement of PubCo on Form F-4 (as amended, the “Proxy Statement”).

Capitalized terms not otherwise defined have the meaning set forth in the Business Combination Agreement. The description of the Business Combination Agreement and related transactions (including, without limitation, the Business Combination) in this Current Report on Form 8-K does not purport to be complete and is subject, and qualified in its entirety by reference to the full text of the Business Combination Agreement, which is attached as Exhibit 2.1 to Bridgetown’s Current Report on Form 8-K filed with the SEC on May 25, 2023, incorporated herein by reference.

Item 3.01.	Notice of Delisting; Transfer of Listing; Material Modification to Rights of Security Holders

Bridgetown has scheduled an Extraordinary General Meeting of Bridgetown shareholders, to be held at 9:30 a.m. Eastern Time on October 10, 2023 (the “Extraordinary General Meeting”), to vote on the Business Combination and the other proposals described in the Proxy Statement (the “Proposals). Assuming shareholders vote in favor of the Proposals and the closing of the Business Combination occurs, Bridgetown expects to withdraw the listing of its Class A Ordinary Shares, Units and Redeemable Warrants from the Nasdaq Stock Market (“Nasdaq”) on or around October 12, 2023 and it is expected that, subject to the approval of the Nasdaq, PubCo will begin trading on the Nasdaq on or around October 13, 2023. As further described in the Proxy Statement, assuming shareholders vote in favor of the Proposals and the conditions to closing are satisfied, all existing securities issued by Bridgetown, including its Class A Ordinary Shares, Units and Redeemable Warrants shall cease to exist and automatically be converted into securities of PubCo. Accordingly, as further described in the Proxy Statement, Units will be automatically separated and the holder thereof shall be deemed to hold one Bridgetown Class A Ordinary Share and one-third of a Bridgetown Warrant (provided that no fractional Bridgetown Warrants shall be issued in connection with such separation such that if a holder of such Units would be entitled to receive a fractional Bridgetown Warrant upon such separation, the number of Bridgetown Warrants to be issued to such holder upon such separation will be rounded down to the nearest whole number of Bridgetown Warrants; holders of Bridgetown Class A Ordinary Shares (including any Bridgetown Class A Ordinary Shares following the Unit separation) shall become holders of PubCo Class A Ordinary Shares; and holders of Redeemable Warrants (including any Redeemable Warrants following the Unit separation) will receive PubCo warrants.

Accordingly, on September 29, 2023 Bridgetown notified Nasdaq of its intent to withdraw the listing of its Class A Ordinary Shares, Units and Redeemable Warrants from Nasdaq. Bridgetown intends to file a Form 25 with the Securities and Exchange Commission on or around October 12, 2023 relating to Bridgetown’s Class A Ordinary Shares, Units and Redeemable Warrants.

Bridgetown’s Class A Ordinary Shares, Units and Redeemable Warrants are listed on The Nasdaq Stock Market and currently trade under the symbol “BTWN”, “BTWNU” and “BTWNW,” respectively.

Item 8.01.	Other Events

On September 29, 2023, Bridgetown issued a press release announcing the expected closing date for proposed Business Combination with the Company and expected delisting of its Class A Ordinary Shares, Units and Redeemable Warrants from Nasdaq, a copy of which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release, dated September 29, 2023.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 29, 2023	BRIDGETOWN HOLDINGS LIMITED

	By:	/s/ Matthew Danzeisen
	Name:	Matthew Danzeisen
	Title:	Director